September 15, 2011

Randolf W. Katz
Via EDGAR	direct dial: 714.966.8807
rkatz@bakerlaw.com

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Sirimal R. Mukerjee

Re:	Eternal Energy Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed July 28, 2011
Number: 333-173927

Ladies and Gentlemen:

Eternal Energy Corp., a Nevada corporation (“EERG”), is pleased to respond to Staff’s comments in its August 5, 2011, comment letter.  The comments have been transcribed, with EERG’s response immediately below.

Amendment No. 3 to Registration Statement on Form S-4

General

1.	We remind you of comment 2 in our letter dated May 23, 2011.

Response.

EERG is mindful of your comment.  To that end, the current pre-effective Amendment includes the financial information for EERG’s fiscal quarter ended June 30, 2011.  Financial information for American Eagle Energy Inc. (“AMZG”) has been equivalently updated.  Please see pages 53 through 60 and F-32 through F-57 for EERG and pages 63 through 72 and F-87 through F-113 for AMZG.

2.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response.

EERG understands Staff’s comments and has attempted to make parallel changes to all effected disclosure.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
September 15, 2011

3.
We note your response to comments 2 and 3 in our letter dated July 19, 2011 that responsive disclosure in respect of Items 1202(a)(6) and 1202(a)(7) of Regulation S-K is found in Exhibit 99.2.  Disclosure responsive to such items should be placed in the text of your registration statement.  In addition, it appears that you have not disclosed the qualifications of the technical person primarily responsible for overseeing your reserves audit.  Please revise accordingly.

Response.

EERG has enhanced the disclosure in the current pre-effective Amendment to place disclosure responsive to such items in the text on page 60 for EERG and page 72 for AMZG.  Further, EERG has disclosed the qualifications of the technical person primarily responsible for overseeing its reserves audit at page 60 and the qualifications of the technical person primarily responsible for overseeing AMZG’s reserves audit at page 72.

4.
We note your added disclosure on pages F-29 that you have retained a third-party engineer to review the production volume, pricing and production cost data used by the petroleum engineering consultant.  We also note your disclosure on page F-80 that your Vice President of Operations reviewed the production volume, pricing and production cost data used by the petroleum engineering consultant.  If these two persons are the same, then please clarify, and revise to name this person.

Response.

The current pre-effective Amendment clarifies that the two referenced persons are the same and names the individual on pages 60 and 72.  The individual currently serves as AMZG’s Vice President of Operations and, as disclosed on pages 4 and 73, will become EERG’s Chief Operating Officer following the closing of the proposed transaction with AMZG.

5.
We note your response to comment 3 in our letter dated July 19, 2011 that due to materiality you do not believe disclosure is required under Item 1205 of Regulation S-K.  It is not clear to us how you have made this determination in view of:

•	your response that Eternal Energy owns up to a 14.06% working interest in the 14 additional wells,

•	your disclosure at page F-19 relating to acquisition and exploratory costs and

•	your disclosure at page F-19 that you have “paid certain amounts upon execution of the agreements and [are] obligated to share in the drilling costs of the exploratory wells.”
Please revise to include disclosure responsive to Item 1205 of Regulation S-K or tell us why you do not need to.  Please also revise your disclosure at page F-19 to clarify what is meant by:  “the Company has agreed to issue shares of its common stock based upon the proven reserves of the property.”

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
September 15, 2011

Response.

Following a conference call with Staff, EERG has enhanced the disclosure in the current pre-effective Amendment in respect of Item 1205 of Regulation S-K on pages F-52 through F-53 for EERG and pages F-104 through F-105 for AMZG.  Further, EERG has modified the referenced disclosure at page F-19 to clarify that the referenced phrase related to a series of leases that expired during EERG’s 2009 fiscal year.

6.
We note your disclosure at page F-52 relating to your fracturing activities.  Please revise your disclosure to discuss whether you perform hydraulic fracturing or whether you engage a third-party service provider.  In addition, please tell us, with a view towards disclosure:

•	whether you plan on utilizing hydraulic fracturing for any other of your wells and, if so, which ones;

•	the anticipated costs and funding associated with hydraulic fracturing activities; and

•	whether there have been any incidents, citations or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what has been your response.

Response.

EERG has enhanced the disclosure in the current pre-effective Amendment to discuss the role of hydraulic fracturing in its operations through the engagement of third-party service providers on pages 13 and 51.  Further, the current pre-effective Amendment provides disclosure of the items set forth in the bullets on page 51.

7.
In regard to your hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact  For example, and without limitation, please explain if you:

•	have steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
September 15, 2011

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Response.

EERG has enhanced the disclosure in the current pre-effective Amendment to discuss the steps it has taken in respect of minimizing any potential environmental impact on page 51.  Further, the current pre-effective Amendment provides explanation of the items set forth in the bullets on page 51.

8.	In this regard, please revise your disclosure to discuss:

•	the applicable policy limits and deductibles related to your insurance coverage;

•	the related indemnification obligations and those of your customers, third-party service providers and co-working interest owners, as applicable;

•	the insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	the risks for which you are insured for your hydraulic fracturing operations.

Response.

EERG has revised the hydraulic fracturing disclosure in the current pre-effective Amendment, specifically regarding the items set forth in the bullets on page 51.

9.
Similarly, please tell us what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak in connection with your services related to hydraulic fracturing.

Response.

EERG has provided disclosure regarding its remediation plans or procedures to deal with the environmental impact that would occur in the event of a spill or leak in connection with hydraulic fracturing on page 51.

10.
Please tell us which chemicals are being injected in connection with your hydraulic fracturing operations.  In addition, please tell us how many gallons of water on average are used for the Hardy 4-16 well stimulation.

Response.

EERG does not have a “hydraulic fracturing operation.”  EERG engaged an industry-standard, third-party service provider for the hydraulic fracturing of the Hardy 4-16 well.  There is no “average” for the number of gallons of water that were used in the Hardy 4-16 well stimulation.  Additional disclosure is provided on page 51.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
September 15, 2011

Exhibits

General

11.
Please ensure that your exhibit index accurately reflects the exhibits filed.  For example, and without limitation, we note that the index does not reflect the filed legality opinion and related consent.

Response.

Following a conference call with Staff, EERG has revised its disclosure under Item 21 and duplicated such disclosure as the Exhibit Index to avoid confusion.

12.	Provide us with an analysis as to whether you are required to file as an exhibit the May 2, 2011 farm-out agreement with your working interest partner, AEE.

Response.

EERG has modified the disclosure regarding this agreement to clarify that the agreement was entered into effective April 15, 2011.  See pages 50, 62, 65, 81, F-47, and F-103.  Further, this agreement was filed as Exhibit 10.38 to EERG’s pending registration statement filed on May 4, 2011.

Exhibit 99.2

13.
We note your response to comment 8 in our letter dated July 19, 2011, and reissue such comment.  Despite your response, the report filed does not appear to contain a statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report or that the third party has used all methods and procedures it considered necessary under the circumstances to prepare the report.  See Items 1202(a)(8)(iv) and 1202(a)(8)(viii) of Regulation S-K.  In addition, we note that the date of the report is the same as the date of the report filed with your prior amendment.  Please obtain and file a new, revised report.

Response.

In light of Comment 13, EERG has obtained a new, revised report that is attached to the current pre-effective Amendment as Exhibit 99.2.  Further, a new, revised report is also attached as Exhibit 99.3 that is addressed to AMZG.

Closing Comments

EERG notes Staff’s closing comments.  EERG will provide the requested written statement to the Commission concurrently with its requesting acceleration of the effective date of the pending registration statement.  EERG does not expect to request acceleration until Staff has reviewed this pre-effective Amendment and has determined that the Commission has no further comments.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
September 15, 2011

I expect that Pre-Effective Amendment No. 4 is fully responsive to Staff’s comments.  After you have reviewed the attached, please feel free to contact the undersigned with any final comments or inquiries.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of Baker & Hostetler LLP
RWK/dlp